DONNE R M INERALS LTD.

Number: 011-03
Dated: September 2 , 2003                       TSX Venture Exchange Symbol: DML
Frankfurt Stock Exchange Symbol: DNL
SOUTH VOISEY BAY PROJECT DRILL PROGRAM

Mr. Harvey Keats, President of Donner Minerals Ltd. (the ‘Company’) announces that three high priority target areas have been selected for drilling on the South Voisey Bay Project. The geophysical targets are located in an east-west trending structure in an area predominated by northwest – southeast features.

The targets areas were initially identified through an airborne MegaTEM electromagnetic (‘EM’) survey flown in April/May 2003 and further confirmed by recently completed AMT electromagnetic ground geophysics and large loop EM surveys. The targets also coincide with residual east-west gravity and magnetic features. The 2003 exploration program has been designed to identify nickel bearing massive sulphides associated with known olivine gabbros and their related feeder systems.

All three target areas are located on the North Gabbro in the general area of the highest grades and nickel tenors intersected on the South Voisey Bay Project to date. Two of the target areas are located on the Donner/Commander joint venture property. One target area is located on the boundary of the Donner/Northern Abitibi joint venture property and the SVBN property.

The initial phase of drilling is expected to include approximately 1,200 metres of drilling. Drilling is expected to begin the week of September 8 th and the program is expected to last three to six weeks.

The 2003 program is being carried out by Falconbridge Limited. Falconbridge can earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration over a five-year period. Falconbridge has spent approximately $4.0 million to date on the project and has met the requirements up to the end of 2003 to maintain its option.

The ownership of SVBN is as follows: Donner Minerals Ltd. 76.69%; Cypress Development Corp. 11.36%; NDT Ventures Ltd. 6.55%; UC Resources Ltd. 5.40%. Donner has a 52% interest in the Donner/Northern Abitibi joint venture property and Donner has a 52% interest in the Donner/Commander joint venture property. SVBN has a 75% interest in the SVBN/Pallaum joint venture property.

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

"Harvey Keats"
President
THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Donner Minerals Ltd.
Suite 1360, 605 Robson Street, Vancouver, British Columbia Canada V6B 5J3
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com